EXHIBIT 99.1

                              TITAN CABLE PLC
                    (IN MEMBERS' VOLUNTARY LIQUIDATION)
                   (FORMERLY TELEWEST COMMUNICATIONS PLC)
                              ("THE COMPANY")

                           COMPANY NUMBER 2983307

                            NOTICE TO CREDITORS

On 20 May 2005 the Company was placed into Members' Voluntary Liquidation and James Robert Drummond Smith and Nicholas James Dargan of Deloitte & Touche LLP, 66 Shoe Lane, London EC4A 3WA were appointed Joint Liquidators.

The Company is able to pay all its known creditors in full.

NOTICE IS HEREBY GIVEN, pursuant to Rule 4.182A of the Insolvency Rules 1986, that the Joint Liquidators of the Company intend to make a final distribution to creditors.

All creditors of the Company are required to prove their debts, before 30 JUNE 2005, by sending to J R D Smith, Joint Liquidator, at 66 Shoe Lane, London EC4A 3WA, written statements of the amount they claim to be due to them from the Company. They must also, if so requested, provide such further details or produce such documentary or other evidence as may appear to the Joint Liquidators to be necessary.

A creditor who has not proved his debt before 30 JUNE 2005, or who increases the claim in his proof after that date, will not be entitled to disturb the intended final distribution. The Joint Liquidators may make the intended final distribution without regard to the claim of any person in respect of a debt not proved or claim increased by that date.





DATE: 24 MAY 2005

J. R. D. SMITH
JOINT LIQUIDATOR